UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DATA STORAGE CORPORATION

(Names of Filing Persons (Issuer and Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

23786R201

(CUSIP Number of Class of Securities)

Charles M. Piluso

Chief Executive Officer

Data Storage Corporation

244 5th Avenue, Second Floor, Suite 2821

New York, New York 10001

Telephone: (212) 564-4922

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Leslie Marlow, Esq.

Kathleen A. Cunningham, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, together with all exhibits including Exhibit (a)(1)(A)) (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2025, as amended by Amendment No. 1 filed with the SEC on December 18, 2025. Amendment No. 2 is filed with the SEC on December 23, 2025, to extend the length of time that the Offer to Purchase will remain open to account for an additional two holidays created pursuant to an Executive Order. Capitalized terms used herein but not defined herein shall the meanings ascribed thereto in the Schedule TO.

This Amendment No. 2 is being filed solely to extend the expiration date of the Tender Offer to 12:00 Midnight at the end of the day, New York City Time on Monday, January 12, 2026, unless the Offer is extended (such date and Time, as they may be extended (the “Expiration Time”) or earlier terminated.

All references to the Expiration Time shall be deemed to be amended to the above referenced information.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offer to Purchase as the same may be further amended or supplemented and filed with the SEC.

Item 1. SUMMARY TERM SHEET

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. TERMS OF TRANSACTION

This Amendment No. 2 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the expiration date of the Offer until 12:00 Midnight at the end of the day, New York City Time on Monday, January 12, 2026, unless the Offer is extended (such date and Time, as they may be extended (the “Expiration Time”) or earlier terminated. The Offer had been previously scheduled to expire at 12:00 Midnight at the end of the day, New York City Time on Wednesday, January 7, 2026, unless the Offer was extended or earlier terminated. Throughout the Schedule TO, the Offer and the other offering materials and acceptance and exercise documents, all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 12:00 Midnight at the end of the day, New York City Time on Friday, January 9, 2026, unless the Offer is extended (such date and time, as they may be extended or earlier terminated.)

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to Broadridge Corporate Issuer Solutions, LLC (“Broadridge”) at the address indicated in the Offer filed with the SEC on December 8, 2025 at any time prior to the Expiration Time, which is now Monday, January 12, 2026. The Notice of Withdrawal must be properly completed and must be returned to Broadridge on or prior to the Expiration Time.

ITEM 12. EXHIBITS

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

ITEM 12

Exhibit (a)(5)(A) Press Release dated December 23, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2025

DATA STORAGE CORPORATION

By:	/s/ Charles M. Piluso
Name: Charles M. Piluso
Title: Chief Executive Officer